Exhibit 99.1

Sentage Holdings Inc. Announces Financial Results for the First Six Months of Fiscal Year 2022

Shanghai, China, December 9, 2022 (GLOBE NEWSWIRE) -- Sentage Holdings Inc. (the “Company”, “we”, “our”) (Nasdaq: SNTG), is a holding company incorporated in the Cayman Islands with no material operations of its own. Through its China-based operating entities, the Company offers a comprehensive range of financial services across consumer loan repayment and collection management, loan recommendation, and prepaid payment network services in China. The Company today announced its financial results for the first six months of fiscal year 2022 ended June 30, 2022. The following summarizes such financial results.

Financial Highlights for the First Six Months of Fiscal Year 2022

●	Total operating revenue was $0.18 million in the six months ended June 30, 2022, compared with $1.32 million for the same period of last year, representing a 87.0% decrease, primarily due to the fact that in the first half of 2022: (1) the outstanding servicing agreements under the consumer loan repayment and collection management business were fully completed in fiscal 2021 and did not generate any revenue, and (2) the loan recommendation business did not generate any revenue because Chinese financial institutions limited loan approvals to loan applicants as a result of the Chinese government’s recent measures to rein in the overheated property market.

●	Net loss was $0.96 million in the six months ended June 30, 2022, compared with net income of $0.45 million for the same period of last year.

●	Basic and diluted loss per share was $0.41 in the six months ended June 30, 2022, compared with basic and diluted earnings per share of $0.22 for the same period of last year.

CCOVID-19 Impact

Our business operations have been negatively affected by the ongoing COVID-19 pandemic for fiscal year 2021 and for the six months ended June 30, 2022, and the continued uncertainties associated with the COVID-19 pandemic may negatively impact our future revenue and cash flows. A COVID-19 resurgence may again give rise to economic downturns and other significant changes in regional and global economic conditions, which could have an adverse impact on the real estate market in the Shanghai area and other first-tier cities we target, decreasing the total loan amount borrowers are able to obtain through our services, reducing our service fees, which, in each instance, is based on the specific loan amount, and adversely impacting our revenue from the loan recommendation business. In addition, borrowers’ default and delinquency risks might increase as they experience unemployment or a reduction in income. Higher default and delinquency risks may increase our operating costs and require us to dedicate more resources to maintain our current collection rate for the loan repayment and collection management business, and may pose risk- management challenges for our loan recommendation business. The extent of the future impact of COVID-19 is still uncertain and cannot be accurately predicted at this time.

Financial Results for the First Six Months of Fiscal Year 2022

Operating Revenue

Total operating revenue decreased by $1.14 million, or 87.0%, to $0.18 million in the six months ended June 30, 2022, from $1.32 million for the same period of last year, primarily due to the fact that the outstanding servicing agreements under the consumer loan repayment and collection management business were fully completed in fiscal 2021 and did not generate revenue in the first half of 2022.

Loan Repayment and Collection Management Business

Revenue from the consumer loan repayment and collection management business decreased to nil for the six months ended June 30, 2022, from $0.75 million for the same period of last year, primarily due to the fact that outstanding service agreements were fully completed in fiscal 2021. The Company plans to continue its consumer loan repayment and collection management business by expanding its client base and collaborating with third-party financial institutions.

Loan Recommendation Business

Revenue from the loan recommendation services business decreased to nil for the six months ended June 30, 2021 from $120,000 for the same period last year. The main reason for the decrease was largely influenced by the Chinese government’s recent tightening measures to rein in the overheated real property market, which led Chinese financial institutions to limit loan approvals. The total number of borrowers decreased from 31 for the six months ended 30 June 2021 to 0 for the six months ended 30 June 2022.

Prepaid Payment Network Service Business

Revenue from the prepaid payment network services business decreased by $0.15 million, or 45.9%, to $0.18 million, in the six months ended June 30, 2022, from $0.33 million for the same period of last year. The total number of the merchant customers who used the Company’s prepaid payment network services was 8 in each of the six months ended June 30, 2022 and 2021. During the six months ended June 30, 2022 and 2021, the Company successfully provided technology consulting and support services to these customers. The Company charged such merchant customers service fees for designing tailored payment solutions, interfacing their internal systems with our prepaid card payment system, and providing their staff with relevant operation training. During the six months ended June 30, 2022, the Company issued prepaid cards in the amount of $32,766 to its customers.

Operating Expenses

Selling, general and administrative expenses increased by $412,818, or 57.3%, to $1,133,062 in the six months ended June 30, 2022, from $720,244 for the same period of last year. The increase was due to the following combination of reasons:

●	Consulting and professional expenses increased by $ 389,006, or 116% to $ 723,556 in the six months ended June 30, 2022, from $334,550 for the same period of last year. The increase was primarily due to the Company paid a higher amount of consulting services to third party professionals for business strategy and planning purposes. In addition, the company paid audit and legal services fees to the third-party providers for the preparation of the annual report filed with the U.S. Securities and Exchange Commission as a publicly listed company.

Provision for Income Taxes

Provision for income taxes decreased to nil for the six months ended 30 June 2022 from $0.15 million for the same period last year, due to the decrease in taxable income.

Net Income/(Loss)

Net loss was $0.96 million in the six months ended June 30, 2022, compared with net income of $0.45 million for the same period of last year.

Earnings(loss) Per Share

Basic and diluted loss per share was $0.41 in the six months ended June 30, 2022, compared with basic and diluted earnings per share of $0.22 for the same period of last year.

Cash and Cash Equivalents

As of June 30, 2022, the Company had cash and restricted cash of $8.95 million, compared with $10.75 million as of December 31, 2021.

Cash Flow

Net cash used in operating activities was $1.70 million in the six months ended June 30, 2022, compared with $0.87 million for the same period of last year.

Net cash used in investing activities was $7,874, compared $644 for the same period of last year.

Net cash used in financing activities was $0.04 million, compared with $0.91 million for the same period of last year.

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About Sentage Holdings Inc.

Sentage Holdings Inc., headquartered in Shanghai, China, is a holding company incorporated in the Cayman Islands with no material operations of its own (the “Company”). Through its China-based operating entities, the Company offers a comprehensive range of financial services across consumer loan repayment and collection management, loan recommendation, and prepaid payment network services in China. Leveraging a deep understanding of its client base, strategic partner relationships, and proprietary valuation models and technologies, the Company is committed to working with its clients to understand their financial needs and challenges and offering customized services to help them meet their respective objectives. For more information, please visit the company’s website at ir.sentageholdings.com.

Forward-Looking Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company’s registration statement.

For more information, please contact:

Sentage Holdings Inc.

Investor Relations Department

Email: ir@sentageholdings.com

Ascent Investor Relations LLC

Tina Xiao President

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com

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SENTAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of
	June 30	December 31
	2022	2021
	USD	USD
ASSETS
Current assets
Cash	$8,953,505	$10,753,118
Restricted cash	23,431	30,269
Loan receivable	5,500,000	5,500,000
Accounts receivable, net	554,865	403,708
Prepaid expenses and other current assets	1,138,382	515,062

Total current assets	16,170,183	17,202,157

Non-current assets
Property and equipment, net	119,311	120,280
Intangible assets, net	17,643	30,547
Deferred tax assets	13,038	13,724

Total non-current assets	149,992	164,551

Total assets	$16,320,175	$17,366,708

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SENTAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

	As of
	June 30	December 31
	2022	2021
	USD	USD
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$6,957	$2,743
Accrued expenses and other current liabilities	387,911	379,991

Total current liabilities	394,868	382,734

Non-current liability
Due to a related party, non-current	117,028	161,020

Total non-current liability	117,028	161,020

Total liabilities	511,896	543,754

Shareholders’ equity
Ordinary shares, $0.005 par value, 10,000,000 shares authorized, 2,800,000 shared issued and outstanding	2,800	2,800
Additional paid in capital	55,339,085	55,339,085
Statutory reserves	159,591	166,038
Accumulated deficit	(39,861,485)	(38,898,664)
Accumulated other comprehensive income	168,288	213,695

Total shareholders’ equity	15,808,279	16,822,954

Total liabilities and shareholders’ equity	$16,320,175	$17,366,708

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SENTAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the six months ended June 30,
	2022	2021

OPERATING REVENUE
Consumer loan repayment and collection management service fees	$-	$117,287
Loan recommendation service fees	-	872,201
Prepaid payment network service fee	177,489	328,195
Total operating revenue	177,489	1,317,683

OPERATING EXPENSE
Selling, general and administrative expenses	1,133,062	720,244
Total operating expenses	1,133,062	720,244

(LOSS)INCOME FROM OPERATIONS	(955,573)	597,439

OTHER EXPENSES	(7,248)	(304)

(LOSS)INCOME BEFORE INCOME TAX PROVISION	(962,821)	597,135

PROVISION FOR INCOME TAXES	-	151,954

NET (LOSS)INCOME	(962,821)	445,181

OTHER COMPREHENSIVE (LOSS)/INCOME
Foreign currency translation adjustment	(45,407)	(38,586)
COMPREHENSIVE (LOSS)/INCOME	$(1,008,228)	$406,595

(Loss/)earnings per common share- basic and diluted	$(0.41)	$0.22

Weighted average shares- basic and diluted	2,374,795	2,000,000

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SENTAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2022	2021

Cash flows from operating activities
Net (loss) income	$(962,821)	$445,181
Adjustments to reconcile net income to cash and restricted cash provided by (used in) operating activities:
Depreciation and amortization	21,747	25,316
Deferred income tax expense	686	51,956
Impairment loss recognised in respect of receivables	52,150	-
Changes in operating assets and liabilities:
Accounts receivable	(203,307)	(42,536)
Prepaid expenses and other current assets	(623,320)	265,424
Accounts payable	-	(2,256)
Deferred revenue	-	(117,287)
Accrued expenses and other current liabilities	12,134	248,446
Net cash (used in)/provided by used in operating activities	(1,702,731)	874,244

Cash flows from investing activities
Cash acquired from newly established VIE entity- Zhenyi	-	644
Additions to Property and equipment, net	(7,874)	-
Net cash (used in)/provided by investing activities	(7,874)	644

Cash flows from financing activities
Deferred initial public offering costs	-	(220,422)
Repayment to related party loans	(43,992)	(693,268)
Net cash used in financing activities	(43,992)	(913,690)

Reconciliation of cash and restricted cash, beginning of period
Cash	117,434	117,434
Restricted cash	22,948	22,948
Cash and restricted cash, beginning of period	$140,382	$140,382

Reconciliation of cash and restricted cash, end of period
Cash	8,953,505	77,710
Restricted cash	23,431	25,424
Cash and restricted cash, end of period	$8,976,936	$103,134

Effect of exchange rate changes on cash and restricted cash	(51,854)	1,554
Net decrease in cash and restricted cash	(1,806,451)	(37,248)
Cash and restricted cash, beginning of period	10,783,387	140,382
Cash and restricted cash, end of period	$8,976,936	$103,134

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